Via Facsimile and U.S. Mail
Mail Stop 6010

July 28, 2008

Mr. Joseph B.M. Streppel
Chief Financial Officer
AEGON N.V.
AEGONPLEIN 50
P.O. Box 85
The Hague P7 2501 CB

Re: AEGON N.V.
Form 20-F for Fiscal Year Ended December 31, 2007
File No. 1-10882

Dear Mr. Streppel:

We have reviewed your filing and have the following comments. We have limited our review to those issues we have addressed in our comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the year ended December 31, 2007

Financial Statements

Quantitative and Qualitative Disclosures About Market Risks
Credit Risks, page 156

1. Please provide a table that breaks down the EUR $2.8 billion of bonds that are guaranteed by monoline insurers as disclosed on page 161. Disclose the amount of these guaranteed bonds along with their credit rating with and without the guarantee. Also disclose any significant concentration in a guarantor both direct exposure (i.e. investments in a guarantor) and indirect exposure (i.e. investments guaranteed by a guarantor).

Financial Statements

Note 18.3 – Critical Accounting Estimates and Judgment in Applying Accounting Policies

Fair Value Measurement, Page 207

2. Please refer to footnote 2 to the table. You disclosed that fair values for your financial assets and liabilities that are measured by observable current market transactions are provided by pricing services, brokers or fund managers. It appears to be the case from the disclosure that the pricing services, brokers and fund mangers determine fair value rather than management:

   - If this is not the case, please revise your disclosure to clarify; and
   - In either case, please disclose the amount of financial assets for each of the categories listed in footnote 2 to the table (i.e. from pricing services, brokers, fund managers and "own" models) and describe the techniques and disclose the assumptions used to determine fair value for each of those categories.

   Further, while you are not required to indicate or infer that the pricing services, brokers or fund managers determine fair value, when you do, you must also disclose their names. If you include their names in or incorporate them by reference into a 1933 Securities Act filing, you will also need to include their consents.

<p align="center">*   *   *   *</p>

Please provide us the information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-

day period. Please furnish a letter with your responses that keys your responses to our comments. Detailed letters greatly facilitate our review. You should furnish the letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Gus Rodriguez, Staff Accountant at (202) 551-3752, or Mary Mast, Senior Accountant, at (202) 551-3613 if you have questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant